UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

**Information Required Pursuant to Section Rules 17a-5,17a-12, and 18a-7 under the
Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>UMB Financial Services, Inc. (a wholly owned subsidiary of UMB Financial Corporation)</u>

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

<u>928 Grand Boulevard</u>
                        (No. and Street)

<u>Kansas City</u>   <u>Missouri</u>   <u>64106</u>
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

<u>Angela Gates</u>   <u>(816) 860-8796</u>
                                                     (Area Code - Telephone No.)

<u>President and Chief Financial Officer</u>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>KPMG, LLP</u>
                          (Name - if individual, state last, first, middle name)

<u>Two Manhattan West 375 9th Avenue</u>   <u>New York</u>   <u>New York</u>   <u>10001</u>
        (Address)   (City)   (State)   (Zip Code)

<u>10/20/2003</u>   <u>185</u>
(Date of Registration with PCAOB (if applicable))   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section
240.17a-5(e)(2).*

AFFIRMATION

I, Angela Gates, affirm that, to the best of my knowledge and belief, the accompanying financial report pertaining to the firm of UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Financial Corporation) as of and for the year ended December 31, 2025, are true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Angela Gate

Title:

PRESIDENT

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

UMB Financial Services, Inc.

(A Wholly Owned Subsidiary of UMB Financial Corporation)

SEC I.D. No. 8-34999

Statement of Financial Condition

December 31, 2025

Report of Independent Registered Public Accounting Firm thereon

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
UMB Financial Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of UMB Financial Services, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2014.

Kansas City, Missouri
February 19, 2026

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

TABLE OF CONTENTS

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS		
Cash and cash equivalents	$	50,778,224
Investment securities – at fair value		2,838,395
Other receivables		156,102
Deferred income tax assets, net		1,995,538
Prepaid expenses		52,320
Total assets	$	55,820,579

LIABILITIES		
Sales commission payable	$	342,697
Deferred compensation plan		7,042,510
Accrued profit sharing payable		51,153
Securities sold, not yet purchased – at fair value		880,779
Payable to clearing broker, net		734,101
Income tax payable		1,335,832
Other accruals		439,559
Total liabilities		10,826,631

STOCKHOLDER'S EQUITY		
Common stock, $100 par value; 1,000 shares authorized, issued, and outstanding		100,000
Additional paid-in capital		16,050,000
Retained earnings		28,843,948
Total stockholder's equity		44,993,948
Total liabilities and stockholder's equity	$	55,820,579

See notes to financial statement.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations

UMB Financial Services, Inc. (the Company) is a registered securities broker and dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of UMB Financial Corporation (UMBFC).

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers, including UMB Bank, N.A. (UMB Bank) and correspondent banks, through the facilities of National Financial Services, LLC (NFS), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Group, Inc. The Company also engages in securities transactions on a principal basis. The Company's business is reliant upon its relationship with UMBFC and UMB Bank. Therefore, the Company's financial condition could be materially different if the Company operated on a stand-alone basis.

The Company's clearing broker is NFS, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to, customers. For all other business activities, customer funds are either handled through a special account for the exclusive benefit of customers or are related to a business activity that is exempt from Rule 15c3-3 under Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, (the Act).

Pursuant to an agreement between the Company and NFS, NFS is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents includes deposits held by the Company through UMB Bank and used for operations, cash in transit deposited by the Company's customers that is designated for payment to a third party, and cash held at NFS that is held in a money market fund. As of December 31, 2025, cash held at UMB Bank and cash held at NFS totaled $20,778,224 and $30,000,000, respectively.

Investment Securities

Marketable securities, which consist of U.S. Treasury and Agency obligations and corporate debt, are carried at fair value based on quoted market prices for those or similar securities. Such transactions are recorded on a trade date basis.

Securities Sold, Not Yet Purchased

Securities sold, but not yet purchased are carried at fair value based on quoted market prices for those or similar securities.

Payable to Clearing Broker, net

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net and included in the Payable to clearing broker line on the statement of financial condition. Also included in Payable to clearing broker are commissions receivable from a third-party clearing broker. These commissions are transaction-based fees that are recorded when trades are executed.

Other Receivables

Other receivables consist of 401(k) fees, 12b-1 fees, variable annuity, and institutional underwriting receivables that are not processed through a clearing broker. These receivables are transaction-based fees that are recorded when trades are executed.

Deferred Compensation Plan

Deferred compensation plan represents compensation deferred by certain employees. The liability is carried at fair value based on quoted market prices or dealer quotes.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2025. The Company is taxed as a corporation for U.S. income tax purposes and files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2020. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to UMBFC in accordance with a tax sharing agreement.

Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with allocating federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2025, the Company had no accrued interest or penalties related to uncertain tax positions.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Allowance for Credit Losses

The Company uses an expected loss model for financial instruments measured at amortized cost. Under the expected loss model, the Company estimates the lifetime expected credit loss on such instruments and records an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. As of December 31, 2025, there is no allowance for credit losses related to the Company's financial instruments.

Subsequent Events

The Company has evaluated subsequent events through February 19, 2026, which is the date the financial statement was available to be issued. As a result of this evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in the financial statement.

2. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Act. The Company computes net capital under the aggregate indebtedness method. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2025, the Company had net capital, as defined, of $21,154,980, which was $20,491,923 in excess of its minimum net capital requirement of $663,057. Additionally, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.47 to 1 as of December 31, 2025.

3. INCOME TAXES

In December 2023, the FASB issued Accounting Standards Update (ASU) No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this update require additional disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments in this update are effective for fiscal years beginning after December 15, 2024. The Company adopted the guidance on January 1, 2025. The adoption of this amendment did not have any impact on the financial statements aside from additional disclosures.

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns.

As of December 31, 2025, the Company had $1,335,832 of income taxes payable recorded of which the balance principally relates to amounts due to affiliates for its share of taxes related to consolidated federal and state taxes.

The income taxes paid, net of refunds, for the year ended December 31, 2025 is as follows:

U.S. federal	$	1,388,078
U.S. state and local:		
Missouri		119,035
Other		178,169
Foreign*		—
Total	$	1,685,282

*The amount of income taxes paid, net of refunds received, during the year does not meet the 5% disaggregation threshold.

The tax effects of temporary differences that give rise to the significant portions of the deferred taxes at December 31, 2025 are as follows:

Deferred tax assets:		
Accrued profit sharing	$	11,227
Accrued bonus		167,670
Stock compensation		42,484
Deferred fee income		11,035
Deferred compensation		1,776,308
Total deferred tax assets		2,008,724
Deferred tax liabilities:		
Prepaid expenses		(13,186)
Total deferred tax liabilities		(13,186)
Net deferred income tax asset	$	1,995,538

4. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFS. All execution and clearing services are also performed by NFS. The agreement between the Company and NFS stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2025, did not have a material effect on the Company's financial statements.

During the year ended December 31, 2025, the Company had no pending or threatened litigation.

5. GUARANTEES

The Company has provided a guarantee to NFS. Under the agreement, the Company has agreed to indemnify NFS for customers introduced by the Company that are unable to satisfy the terms of their contracts due to, but not limited to, volatile trading markets, which may impair the customers' ability to satisfy their obligations. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no liability is carried on the statement of financial condition for these transactions.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, investment securities, payable to clearing broker, and securities sold not yet purchased. The estimated fair value of such financial instruments at December 31, 2025, approximate their carrying value as reflected in the statement of financial condition.

The Company classifies its fair value measurements in accordance with Accounting Standards Codification (ASC) 820, *Fair Value Measurement*. ASC 820 establishes a hierarchy for determining the fair value of a financial instrument. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for an identical asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price in an active market is not available, but all necessary inputs into the calculation of fair value represent data observable in an active market. A valuation is

considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management. Assets and liabilities measured at fair value on a recurring basis are summarized below as of December 31, 2025. There was no transfer between valuation levels during the year.

| | Fair Value Measurement at Reporting Date Using | | | Total | |
	Level 1		Level 2	Level 3		Fair Value
Assets						
U.S. Treasury	$	646,598	$ —	$ —	$	646,598
Corporates		837,857	1,353,940	—		2,191,797
Total	$	1,484,455	$ 1,353,940	$ —	$	2,838,395
Liabilities						
Securities sold, not yet purchased	$	880,779	$ —	$ —	$	880,779
Total	$	880,779	$ —	$ —	$	880,779